BIOSPECIFICS TECHNOLOGIES CORP.

September 26, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re: BioSpecifics Technologies Corp.
Form 10-K for the Year Ended December 31, 2010
Filed March 14, 2011
File No. 1-34236

Dear Mr. Rosenberg:

This letter is being furnished in response to the comments contained in the letter (the "Comment Letter") dated September 2, 2011 from you to Thomas L. Wegman, President, Principal Executive Officer and Principal Financial Officer of BioSpecifics Technologies Corp. (the "Company"), with respect to the Company's Annual Report on Form 10-K, File No. 1-34236 (the "Annual Report"). For ease of reference, the comments contained in the Comment Letter are printed below in bold and are followed by the Company's response.

Form 10-K

Comment 1: Management's Discussion and Analysis or Plan of Operations, page 30

Please provide us proposed revised disclosure to be included in future periodic reports that provides the following information for each of your research and development projects:

- **The costs incurred during each period presented and to date. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative and qualitative disclosure that indicates the amount of the company's resources being used on the project.**
- **The nature of efforts and steps necessary to complete the project.**
- **The risks and uncertainties associated with completing development.**
- **The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project.**

35 WILBUR STREET LYNBROOK, NY 11563 • TEL: (516) 593-7000 • FAX: (516) 593-7039

Response. In response to the Staff's comment, the Company, in its future filings, intends to disclose, beginning with our Form 10-Q for the quarterly period ended September 30, 2011, the cumulative costs for our significant research and development projects beginning January 1, 2010, which is when we began to track and accumulate our significant research and development project costs.

We also intend to revise our disclosure in future periods to include the following table and disclose the nature of our efforts and steps necessary to move our projects forward under Management's Discussion and Analysis of Plan of Operations.

With respect to our human and canine lipoma trials, we are currently working to complete the regulatory requirements and obtain the applicable approvals from the U.S. Food and Drug Administration in order to initiate the trials. Once the Company has submitted the required documentation and obtained the required approvals, we plan to conduct a placebo controlled clinical trial in 32 dogs to assess the efficacy and safety of Xiaflex as a non-surgical treatment for canine lipomas. We also plan to conduct a dose escalation clinical trial in 14 human patients in order to assess the efficacy and safety of Xiaflex as a non-surgical treatment for human lipoma.

Program	Three Months Ended 9/30/2011	Nine Months Ended 9/30/2011	XX/XX/XXXX to 9/30/2011
Canine Lipoma	$xx.x	$xx.x	$xx.x
Human Lipoma	$xx.x	$xx.x	$xx.x

In addition, we plan to include the following disclosures regarding the risk and uncertainties associated with completing development of the Company's research and development projects.

- Successful development of drugs is inherently difficult and uncertain. Our business requires investments in research and development over many years, often for drug candidates that may fail during the research and development process. Even if the Company is able to successfully complete the development of our drug candidates, our long-term prospects depend upon our ability and the ability of our partners, particularly with respect to XIAFLEX, to continue to successfully commercialize these drug candidates.

- There is significant uncertainty regarding our ability to successfully develop drug candidates. These risks include the uncertainty of:

  - the nature, timing and estimated costs of the efforts necessary to complete the development of our drug candidate projects;
  - the anticipated completion dates for our drug candidate projects;
  - the scope, rate of progress and cost of our clinical trials that we are currently running or may commence in the future with respect to our drug candidate projects;

- the scope, rate of progress of our preclinical studies and other research and development activities related to our drug candidate projects;
- clinical trial results for our drug candidate projects;
- the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights relating to our drug candidate projects;
- the terms and timing of any strategic alliance, licensing and other arrangements that we have or may establish in the future relating to our drug candidate projects;
- the cost and timing of regulatory approvals with respect to our drug candidate projects; and
- the cost of establishing clinical supplies of our drug candidate projects,

Our current resources and liquidity are sufficient to advance the Company's significant current research and development projects and, Auxilium Pharmaceuticals, Inc. ("Auxilium") will have the option to exclusively license the canine and human lipoma indications upon completion of our development work.

Comment 2: Critical Accounting Policies, Estimates and Assumptions

Royalty.Mark-up on Cost of Goods Sold/Earn-Out Revenue, page 33

Please provide us the following for the year ended December 31, 2010 and the six months ended June 30, 2011:

- **Information provided by DFB and Auxilium organized by line item similar to that required by Article 5-03(b) of Regulation S-X and reconciled to the amounts reported by you as royalties and licensing revenue.**
- **How you determined that the information provided by DFB and Auxilum was reliable and accurate.**

Response. In response to the Staff's Comments, please note that we recognized the following revenue from each partner according to the table below, organized by line item as required. Article 5-03(b) of Regulation S-X and is reconciled to the amounts reported for each period presented:

	Six Months Ended 6/30/2011		Year Ended 12/31/2010	
Partner	Licensing	Royalties	Licensing	Royalties
Auxilium				
Sub-license fee from Asahi Kasei Pharma Corporation	$ 750,000	$ -	$ -	$ -
Amortization of original license fees	218,551	$ -	751,111	-
Regulatory Milestone- 1st sale in major EU Market	2,550,000	-	-	-
Regulatory Milestone- 1st sale in Germany	637,500	-	-	-
Royalty on XIAFLEX	-	1,802,940	-	682,160
Mark-Up on Cost of Goods Sold by Patrner	-	55,501	-	28,022
Regulatory Milestone-Acceptance of MMA in Europe	-	-	1,275,000	-
Regulatory Milestone-Approval of XIAFLEX in US	-	-	1,000,000	-
DFB				
Earn-out royalty on Santyl	-	792,806	-	1,610,547
Total	$ 4,156,051	$ 2,651,247	$ 3,026,111	$ 2,320,729

Additionally, we receive written quarterly reports from Auxilium and DFB Biotech, Inc. ("DFB"). Amounts recognized from Auxilium are confirmed to be reliable and accurate by a review of their public filings. Amount recognized from DFB are confirmed to be reliable and accurate through discussions with DFB personnel and our knowledge of the Santyl (collagenase) market. In addition, we have the right to audit our partners on an annual basis, and we will likely do so in the future.

Comment 3: Reimbursable Third Party Development Costs, page 33

Please provide us proposed disclosure to be included in future periodic reports of the nature and amount of adjustments of reimbursable third party development costs arising from changes in estimates recorded in the year ended December 31, 2010 and the six months ended June 30, 2011.

Response. In response to the Staff's comment, we do not expect any adjustments to our estimates reported as third party development costs for the year ended December 31, 2010 and the six month period ended June 30, 2011. As more fully described in the proposed disclosure below, we had an on-going dispute as to the appropriate amount that was ultimately owed by us which has now been resolved and did not change from the amounts that we accrued as of December 31, 2010 and June 30, 2011. We previously considered these amounts as estimates because we could not be sure that we would reach a resolution.

For the period ended September 30, 2011 we plan to provide the following disclosure:

> In August 2011, through an amendment and restatement of our 2008 development and license agreement with Auxilium, we have clarified the rights and responsibilities of the joint development of XIAFLEX. We resolved an on-going dispute with Auxilium concerning the appropriate amount of creditable third party development expenses related to the lyophilization of the injection formulation and certain patent expenses for research and development cost that are

> reimbursable under the Auxilium Agreement. We agreed to reimburse Auxilium for the amount invoiced us for third party development costs related to the development of the lyophilization of the injection formulation.

In the third quarter of 2011, we recognized approximately $X.X million related to royalty revenue from the sale of XIAFLEX. Based upon the royalty revenue reported to us, we reduced our reimbursable third party development to $X.X and certain patent costs accrual to $X.X.

*****

The Company acknowledges the following:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or additional comments regarding any of the information set forth in this letter, please call me at (516) 593-7000.

Sincerely,

Thomas L. Wegman, President

cc: Sasha Parikh, Staff Accountant
Gus Rodriguez, Accounting Branch Chief
Carl A. Valenstein, Bingham McCutchen LLP